SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 November 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

10 November 2014

It is with the deepest regret that Bank of Ireland records the death of Mr. Joe Walsh, Non-Executive Director, on 9 November 2014.  Mr. Walsh was a Director of the Court, a member of the Group Nomination and Governance Committee and a member of the Group Remuneration Committee, since January 2009.  He was Chairman of the Group Remuneration Committee since December 2011.

The Governor of the Bank of Ireland said: "I wish to express my deepest sympathy to Joe's wife Marie and his children on their very sad loss.  Joe became a member of the Court in January 2009 and served during a critical time for the Bank as we restructured, secured new investors, repaid the taxpayer and laid the foundations for the Bank's return to profitability and growth. Joe made a substantial contribution to securing the future of the Bank and his wise counsel was greatly valued by me and my fellow Directors.  He will be sadly missed by everyone who had the privilege of knowing him."

Enquiries-
Helen Nolan, Group Secretary                                                  00-353-76-623-4710
Pat Farrell, Head of Group Communications                         00-353-76-623-4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 10 November 2014